

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 9, 2019

Jeffrey Smulyan
Chief Executive Officer
Mediaco Holding Inc.
One Emmis Plaza, 40 Monument Circle, Suite 700
Indianapolis, IN 46204

> **Re: Mediaco Holding Inc.**
> **Registration Statement on Form 10-12B**
> **Filed August 13, 2019**
> **File No. 001-39029**

Dear Mr. Smulyan:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-12B Filed on August 13, 2019

Cautionary Notice Concerning Forward-Looking Statements, page 29

1. Please revise to remove the reference to the Safe Harbor provision of the Exchange Act, as it is inapplicable to initial public offerings such as yours.

Management's Discussion and Analysis of Financial Condition and Results of Operations for Mediaco
Liquidity and Capital Resources, page 42

2. Please address the company's liquidity and capital resources following the Transactions. Disclose how the company will meet its cash requirements and obligations. This would include the $91 million cash distribution to Emmis, anticipated debt financing, promissory note issued to Emmis, agreements with Emmis Operating Company, costs of the Transactions and costs of being a public reporting company.

Unaudited Pro Forma Condensed Combined Financial Statements
Notes to Unaudited Pro Forma Condensed Combined Financial Statements , page 50

3.   With respect to Note (C), please describe the nature and reason for the approximately $7.0 million increase in accounts payable and accrued expenses.

4.   With respect to Note (D), please disclose the terms and conditions of the senior credit facility and Emmis Promissory Note.

5.   With respect to Note (H), please disclose separately the amount of interest expense related to the senior credit facility, the Emmis Promissory Note, amortization of the associated deferred debt issuance costs, and agent monitoring fees.

Security Ownership of Certain Beneficial Owners and Management, page 74

6.   In light of the fact that the Series A and Series B common shares have different voting rights, please add a column to the table that discloses the total voting power of each beneficial owner. Also disclose the beneficial ownership of the Class B common shares.

Financial Statements
b. Revenue Recognition , page F-10

7.   We note on page 4 that the local and regional advertising sales were made by the stations' sales staff. Please tell us whether you paid sales commissions to the staff to obtain the local and regional advertising sales contracts. If so, and material, please describe your consideration of ASC 340-40.

8.   We note that Other revenue includes network revenues and barter revenue. Please disclose your revenue recognition policy of such revenues.

Note 3. Long-Term Debt of Emmis, page F-12

9.   With a view towards comprehensive footnote disclosure, please clarify the reason for the debt disclosure and why purchasers of the Carved-out Stations will not assume any of Emmis' debt. We note your reference to Note 2.

General

10.   We note that the initial contribution by SG Broadcasting will be $91.5 million, which will be reduced by the net proceeds of any financing arrangements entered into by Mediaco prior to the closing of the Transactions. We also note that you anticipate receiving $50 million in debt financing. Therefore, where you discuss SG Broadcasting's initial contribution, also disclose the amount you anticipate SG Broadcasting will actually invest for the Mediaco Class B common shares.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Christie Wong, Staff Accountant, at 202-551-3684, or Joseph Cascarano, Senior Staff Accountant, at 202-551-3376 if you have questions regarding comments on the financial statements and related matters. Please contact Paul Fischer, Staff Attorney, at 202-551-3415, or Kathleen Krebs, Special Counsel, at 202-551-3350, with any other questions.

Sincerely,

Division of Corporation Finance
Office of Telecommunications

cc: Justin Chairman